File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

(Filed October 28, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 28, 2008

Release

Vitro Reports 3Q' 08 Sales Up 8.9% and EBITDA Up 11.4%

San Pedro, Garza Garcia, N.L., Mexico, October 28, 2008.- Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), one of the world's largest producers and distributors of glass products, today announced 3Q'08 unaudited results. Year over year consolidated net sales rose 8.9 percent while EBITDA increased 11.4 percent. The consolidated EBITDA margin increased to 14.5 percent from 14.1 percent in the same period last year despite a 68 percent increase in natural gas prices.

Commenting on the results for the quarter, Enrique Osorio, Chief Financial Officer, said "This was another strong quarter, with the highest EBITDA since 3Q'06. We see a challenging 2009, but we feel comfortable that we have a strong business with competitive advantages that will play an important role in our performance."

Mr. David Gonzalez, President of Glass Containers business unit, commented, "This was again another solid quarter for containers, both in the domestic and export markets, reflecting volume and price increases across the board. Domestic sales rose 25 percent year-over-year, while export sales increased 8 percent, including those to the US market. In turn, EBITDA rose 21.6 percent year-over-year despite higher energy prices. This was driven by strong volumes, a favorable product mix, price increases to cover the inflation of inputs and ongoing cost reduction initiatives and the absence of costs related to the production interruptions in 3Q'07."

"We are taking a conservative approach to planning for next year. We are also developing contingency plans and cost cutting initiatives to be implemented across the board in preparation for what we expect to be a more challenging environment in the year ahead." continued Mr. Gonzalez.

Mr. Hugo Lara, President of Flat Glass business unit, noted, "Despite tough industry conditions in the US and Spanish construction segments and in the North American Automotive business, Flat Glass sales fell only 1.4 percent this quarter. Sales at Vitro Cristalglass, our Spanish subsidiary, increased five percent which reflects a better price mix from the new value-added production line as well as a strong Euro. Auto glass sales to the OEM market fell five percent as a result of weakening demand, but we managed to mitigate some of the negative effects of this downturn and gained market share in the North American market through our increased participation in small car and CUV platforms. Vitro America sales remained flat as we continued to focus on the commercial sector to offset some of the decline experienced in product lines linked to the residential market such as our mirror line. The domestic market for float glass remained strong, however we did see a decline in volume sold to Auto Glass manufacturers."

"EBITDA for the Flat Glass business unit fell 26.7 percent as we were unable to completely offset substantially higher energy and raw material costs despite our cost reduction initiatives and a better product and price mix as we shift towards higher value added products. Looking forward, we see a challenging industry environment, however we are going to aggressively pursue cost cutting initiatives which we expect will enable us to be better prepared for the possibility of a prolonged slowdown and enable us to become a stronger Company." continued Mr. Lara.

FINANCIAL HIGHLIGHTS*
	3Q'08	3Q'07	% Change
Consolidated Net Sales	724	665	8.9%
Glass Containers	404	339	19.0%
Flat Glass	314	318	-1.4%
Cost of Sales	523	483	8.3%
Gross Income	201	182	10.5%
Gross Margins	27.8%	27.4%	0.4 pp
SG&A	141	129	8.6%
SG&A % of sales	19.4%	19.5%	-0.1 pp
EBIT	61	53	15.0%
EBIT Margins	8.4%	7.9%	0.5 pp
EBITDA	105	94	11.4%
Glass Containers	80	66	21.6%
Flat Glass	22	31	-26.7%
EBITDA Margins	14.5%	14.1%	0.4 pp
Net Income	(153)	(3)	-
Net Income Margins	-21.2%	-0.5%	-21 pp
Total Debt	1,456	1,382	5.4%
Short Term Debt	158	80	96.6%
Long Term Debt	1,299	1,302	-0.2%
Average life of debt	5.9	7.1

Cash & Cash Equivalents(1)	128	173	-25.9%
Total Net Debt	1,329	1,209	9.9%
* Million US$ Nominal
(1) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets.

Addressing the balance sheet, Mr. Osorio noted, "This was a good quarter and we generated US$74 million dollars in free cash flow before CapEx and dividends, which reflects the strength of our business and continued efforts to preserve cash. Net debt to EBITDA remained stable quarter-over-quarter at 3.6 times. The average cost of debt, in turn, dropped almost 30 basis points year-over-year to 9.1 percent. Total financing result, however, increased to US$267 million from US$38 million in 3Q'07, as a result of the change in the mark-to-market of our derivative portfolio. Keep in mind that our current hedging portfolio focuses on future commitments related to our operations specifically our future natural gas requirements and coupon payments on the US$1 billion senior Notes due 2012 and 2017. As of today, we have restructured our portafolio to significantly reduce possible negative effects related to current volatility. Our current mark-to-market on open positions is approximately US$98 million."

"Given the severe and expected volatility in the international financial markets, we are also maintaining close communication with creditors, financial institutions, clients and suppliers, who have reiterated their willingness to find favorable alternatives based to the current financial conditions," Mr. Osorio closed.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period.  Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices,  changes in energy prices, particularly gas, changes in the business strategy, and other factors.  Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

	Sep-08	Sep-07
Inflation in Mexico
Quarter	1.8%	1.6%
LTM	5.5%	3.8%
Inflation in USA
Quarter	1.8%	0.3%
LTM	6.1%	2.7%
Exchange Rate
Closing	10.7919	10.9243
Devaluation
Quarter	4.9%	1.2%
LTM	-1.2%	-0.6%

NEW ACCOUNTING PRINCIPLES

In 2007 and January 2008, the CINIF issued the following NIFs and Interpretations of Financial Reporting Standards (INIFs), which became effective for fiscal years beginning on January 1, 2008:

  NIF B-2, Statement of Cash Flows.

  NIF B-10, Effects of Inflation.

  NIF B-15, Translation of Foreign Currencies.

  NIF D-3, Employee Benefits.

  NIF D-4, Taxes on Income.

  INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value.

  INIF 6, Timing of Formal Hedge Designation.

  INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset.

  INIF 8, Effects of the Business Flat Tax (IETU)

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10

Some of the significant changes established by these standards are as follows:

  NIF B-2, Statement of Cash Flows.- This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company's cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

  NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF    B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

  NIF B-15, Translation of Foreign Currencies.- NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

  NIF D-3, Employee Benefits.- This NIF includes current and deferred PSW (Profit Sharing to Workers). Deferred PSW should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years. The beginning balance of gains and losses from severance benefits should be amortized against the results of 2008.

  NIF D-4, Income Taxes .- This NIF relocates accounting for current and deferred PSW to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative income tax ("ISR") effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

  INIF 5, Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value.- INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument's initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

  INIF 6, Timing of Formal Hedge Designation.- INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51 a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

  INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset.- INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

  INIF 8, Effects of the Business Flat Tax (IETU).- Due to the new tax law, the INIF 8 provides the guidance for the deferred tax recording methodology given the two income tax regimes (ISR and IETU), depending on the tax regime the company will  substantially operate according to its financial projections.

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. Due to the above mentioned situation, financial data for last twelve months 2008 is a combination of nominal pesos (for those months of year 2008) and constant pesos as of December 31, 2007 (for those months of year 2007).

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP".  A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure.  We disclose in this report certain non-GAAP financial measures, including EBITDA.  EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance.  We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.  EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings.  We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements.  EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS.  EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity.  EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges.  The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. Additionally, it exports its products to over 50 countries around the World. For more information, you can access Vitro's Website at: http://www.vitro.com.

Third Quarter 2008 results

Conference Call and Web cast

Wednesday, October 29, 2008

11:00 AM U.S. EST - 9:00 A.M. Monterrey time

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com. A replay of the web cast will be available through the end of the day on November 12, 2008. For inquiries regarding the conference call, please contact Barbara Cano or Susan Borinelli of Breakstone Group via telephone at (646) 452-2334, or via email at bcano@breakstone-group.com

For further information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Albert Chico Smith Vitro, S. A. B. de C.V. +52 (81) 8863-1661 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

               Consolidated Results

                              Sales                                                                5

                              EBIT and EBITDA                                           5

                              Consolidated Financing Result                           6

                              Taxes                                                               7

                              Consolidated Net Loss                                     7

                              Capital Expenditures                                         8

                              Consolidated Financial Position                         8

                              Cash Flow                                                      10

                              Key Developments                                          11

               Glass Containers                                                             14

               Flat Glass                                                                        15

               Consolidated Financial Statements                                   16

               Segmented Information                                                    17

Consolidated Results

Sales

Consolidated net sales for 3Q'08 increased 8.9 percent YoY to US$724 million from US$665 million last year. For LTM 2008, consolidated net sales rose 9.5 percent to US$2,748 million from US$2,510 in LTM 2007. Glass Containers sales for the quarter rose YoY by 19.0 percent while Flat Glass sales declined 1.4 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries' sales increased 13.3 percent, 6.7 percent and 4.8 percent YoY respectively.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(1)
Total Consolidated Sales	7,482	7,436	0.6	21,866	21,402	2.2	29,055	28,354	2.5

Glass Containers	4,167	3,776	10.4	11,838	10,966	8.0	15,511	14,542	6.7
Flat Glass	3,245	3,573	(9.2)	9,792	10,173	(3.7)	13,210	13,418	(1.6)

Domestic Sales	3,221	3,174	1.5	9,387	8,988	4.4	12,405	11,955	3.8
Export Sales	1,779	1,737	2.4	5,211	5,053	3.1	6,833	6,517	4.9
Foreign Subsidiaries	2,482	2,524	(1.7)	7,268	7,361	(1.3)	9,818	9,882	(0.7)

Nominal Dollars
Total Consolidated Sales	724	665	8.9	2,089	1,901	9.9	2,748	2,510	9.5

Glass Containers	404	339	19.0	1,132	980	15.5	1,469	1,296	13.4
Flat Glass	314	318	(1.4)	935	898	4.1	1,247	1,179	5.8
						--
Domestic Sales	320	283	13.3	916	800	14.5	1,194	1,062	12.4
Export Sales	167	157	6.7	487	453	7.7	636	582	9.3
Foreign Subsidiaries	237	226	4.8	685	649	5.7	917	865	6.0

% Foreign Currency Sales* / Total Sales	56%	57%	-1.7 pp	56%	58%	-1.9 pp	57%	58%	-1.2 pp
% Export Sales / Total Sales	23%	24%	-0.4 pp	23%	24%	-0.5 pp	23%	23%	0 pp

(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 15.0 percent YoY to US$61 million from US$53 million last year. EBIT margin increased 50 basis points to 8.4 percent from 7.9 percent. On a LTM basis, consolidated EBIT increased 8.3 percent to US$225 million from US$208 million in LTM 2007. During this same period of time, EBIT margin decreased 10 basis points to 8.2 percent from 8.3 percent.

EBIT for the quarter at Glass Containers increased by 32.1 percent YoY, while at Flat Glass EBIT decreased by 56.6 percent YoY.

Consolidated EBITDA for the quarter rose 11.4 percent to US$105 million from US$94 million in 3Q'07. The EBITDA margin grew 40 basis points YoY to 14.5 percent from 14.1 percent despite higher energy and raw materials costs and transition of production of our new cosmetics glass container plant. This comparison includes the negative effect of a series of temporary production interruptions at certain glass containers facilities in Mexico during the months of July and September last year. On a LTM basis, consolidated EBITDA declined 3.5 percent to US$371 million from US$384 million in LTM 2007.

During the quarter, EBITDA at Glass Containers increased 21.6 percent YoY to US$80 million from US$66 million while EBITDA at Flat Glass decreased 26.7 percent YoY to US$22 million from US$31 million. For details on both business units please refer to page 14 and 15, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(1)
Consolidated EBIT	631	597	5.8	1,523	1,837	(17.1)	2,390	2,360	1.3
Margin	8.4%	8.0%	0.4 pp	7.0%	8.6%	-1.6 pp	8.2%	8.3%	-0.1 pp

Glass Containers	550	451	21.9	1,331	1,379	(3.5)	2,036	1,876	8.6
Flat Glass	85	217	(60.9)	275	564	(51.3)	493	689	(28.4)

Consolidated EBITDA	1,087	1,060	2.5	2,833	3,279	(13.6)	3,932	4,355	(9.7)
Margin	14.5%	14.3%	0.2 pp	13.0%	15.3%	-2.3 pp	13.5%	15.4%	-1.9 pp

Glass Containers	828	737	12.4	2,116	2,272	(6.9)	2,944	3,090	(4.7)
Flat Glass	232	348	(33.4)	698	989	(29.4)	1,029	1,300	(20.8)

Nominal Dollars
Consolidated EBIT	61	53	15.0	145	162	(10.3)	225	208	8.3
Margin	8.4%	7.9%	0.5 pp	7.0%	8.5%	-1.5 pp	8.2%	8.3%	-0.1 pp

Glass Containers	53	40	32.1	127	123	3.6	192	167	15.1
Flat Glass	8	19	(56.6)	26	49	(46.0)	46	59	(21.7)

Consolidated EBITDA	105	94	11.4	270	290	(6.8)	371	384	(3.5)
Margin	14.5%	14.1%	0.4 pp	12.9%	15.3%	-2.4 pp	13.5%	15.3%	-1.8 pp

Glass Containers	80	66	21.6	202	202	(0.1)	278	275	1.3
Flat Glass	22	31	(26.7)	67	86	(22.7)	97	113	(14.1)

(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

Consolidated Financing Result

Consolidated financing result for the quarter increased 609.3 percent YoY to US$267 million compared with US$38 million during 3Q'07. This situation was driven by three factors: higher other financing expenses due to the change in the mark-to-market of the Company's derivative portfolio, which does not represent a cash expense; a non-cash foreign exchange loss of US$59 million compared with a non-cash foreign exchange loss of US$12 million during 3Q'07 due to a 4.9 percent devaluation of the Mexican peso during 3Q'08 compared with a 1.2 percent devaluation in the same period last year; the decrease in monetary position as a result of the elimination of this effect at the beginning of year 2008 due to the new Mexican Financial Reporting Standards (please refer to the related note on page 2).

 On a LTM basis, total consolidated financing result increased 101.2 percent YoY to US$329 million from US$164 million driven by higher other financial expenses and lower monetary position due to the reasons mentioned in the previous paragraph. Lower interest expense of US$145 million compared with US$192 million due to a decrease in the interest rate partially offset the increase in the total financing result.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(1)
Interest Expense	(433)	(421)	2.9	(1,147)	(1,313)	(12.7)	(1,537)	(2,188)	(29.7)
Interest Income	17	41	(57.6)	41	165	(74.9)	52	244	(78.8)
Other Financial Expenses(2)	(1,743)	(67)	--	(2,265)	(464)	388.3	(2,310)	(769)	200.3
Foreign Exchange (Loss)	(650)	(137)	374.4	146	(91)	--	144	234	(38.6)
Monetary Position (Loss)(3)	-	154	--	(0)	296	--	175	612	(71.4)
Total Financing Result	(2,808)	(430)	553.4	(3,225)	(1,407)	129.1	(3,477)	(1,868)	86.2

Nominal Dollars
Interest Expense	(42)	(37)	12.2	(110)	(116)	(5.7)	(145)	(192)	(24.3)
Interest Income	2	4	(53.0)	4	15	(72.9)	5	22	(77.1)
Other Financial Expenses(2)	(167)	(6)	--	(217)	(41)	425.0	(222)	(68)	226.0
Foreign Exchange (Loss)	(59)	(12)	401.7	17	(7)	--	17	21	(20.0)
Monetary Position (Loss)(3)	-	14	--	(0)	26	--	16	54	(70.2)
Total Financing Result	(267)	(38)	609.3	(306)	(124)	147.1	(329)	(164)	101.2
(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Includes derivative transactions and interest related to factoring transactions
(3)  According with the new Mexican Financial Reporting Standards, the monetary position effect was eliminated at the beginning of year 2008. For further details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

Taxes

Total income tax decreased from an expense of US$8 million in 3Q'07 to an income of US$60 million during this quarter due to lower taxable profits in our Mexican operations derived mainly from the non-cash change in the mark-to-market of the Company's derivative portfolio previously mentioned and the devaluation of the Mexican peso against the U.S. dollar which does not represent a cash outflow.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(1)
Accrued Income Tax	(70)	52	--	111	142	(21.4)	365	181	101.1
Deferred Income Tax (gain)	(566)	38	--	(668)	71	--	(1,090)	550	--
Total Income Tax	(635)	90	--	(557)	213	--	(726)	731	--

Nominal Dollars
Accrued Income Tax	(6)	5	--	11	12	(13.2)	34	16	117.0
Deferred Income Tax (gain)	(53)	4	--	(63)	7	--	(101)	49	--
Total Income Tax	(60)	8	--	(52)	19	--	(68)	64	--
(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

Consolidated Net Loss

During 3Q'08 the Company recorded a consolidated net loss of US$153 million compared to a net loss of US$3 million during the same period last year. This variation is mainly the result of a US$229 million increase in total financing result derived from a non-cash change in the mark-to-market of the Company's derivative portfolio. This factor was partially offset by an income tax gain of US$60 million during this quarter compared with an expense of US$8 million during the same period last year, higher EBIT of US$61 million compared with US$53 million in the third quarter 2007, and a US$3 million decrease in other expenses.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$39 million, compared with US$53 million in 3Q'07. Glass Containers represented 82 percent of total CapEx and was mainly invested in the final stage of two major furnace repairs, the transfer of Vidriera Mexico's ("Vimex") facilities to Toluca and maintenance. Flat Glass accounted for 18 percent and was mainly invested in maintenance and, to a lesser extent, in equipment upgrade at the Automotive and Float Glass business.

Consolidated Financial Position

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, decreased QoQ by US$20 million to US$1,329 million. On a YoY comparison, net debt increased US$119 million.

As of 3Q'08, the Company had a cash balance of US$128 million, of which US$72 million was recorded as cash and cash equivalents and US$56 million was classified as other current assets. The US$56 million is restricted cash, which is composed of cash collateralizing debt and derivative instruments. Cash collateralizing debt corresponds to US$1 million recorded at Flat Glass while the cash collateralizing derivative instruments corresponds to US$55 million.

Consolidated gross debt as of September 30, 2008 totaled US$1,456 million, a QoQ increase of US$30 million and a YoY increase of US$74 million.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q'08	2Q'08	1Q'08	4Q'07	3Q'07

Interest Coverage(1)
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.0	1.9	2.1	2.2	1.6

Leverage(1)
(Total Debt / EBITDA) (Times) LTM	4.0	3.8	3.6	3.4	3.5
(Total Net Debt / EBITDA) (Times) LTM	3.6	3.6	3.3	2.9	3.1

Total Debt	1,456	1,426	1,402	1,373	1,382
Short-Term Debt	158	143	132	87	80
Long-Term Debt	1,299	1,283	1,270	1,286	1,302

Cash and Equivalents(2)	128	77	138	186	173
Total Net Debt	1,329	1,349	1,264	1,186	1,209

Currency Mix (%) dlls&Euros/Pesos	95/5	97/3	98/2	98/2	98/2
(1) Financial ratios are calculated using figures in pesos
(2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets.

  The Company's average life of debt as of 3Q'08 was 5.9 years compared with 7.1 years for 3Q'07.

  Short-term debt as of September 30, 2008, increased by US$77 million to 11 percent as a percentage of total debt, compared with 6 percent in 3Q'07.

  Revolving debt, including trade-related debt, accounted for 77 percent of total short-term debt. This type of debt is usually renewed within 28 to 270 days.
  Current maturities of long-term debt, including current maturities of market debt, remained stable in a YoY comparison at US$37 million. As of 3Q'08 current maturities of long-term debt represented 23 percent of short-term debt.
  As of September 30, 2008 Vitro had an aggregate of US$139 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$73 million and Glass Containers recorded US$66 million.

  Maturities for 2008 include long-term "Certificados Bursatiles" and Credit Facilities at the Holding Company and subsidiary level.

    Maturities from 2009 and thereafter include, among others, long-term "Certificados Bursatiles", the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

    Cash Flow

    Cash flow before CapEx and dividends increased to US$74 million from US$47 million in 3Q'07. This was the result of cash taxes recovered and higher EBITDA which offset higher working capital needs and a slight increase in net interest expense.

    Available cash was partially used to fund dividends paid in our Foreign Subsidiaries mostly related to the Put option exercised by our partners in Spain as well as US$39 million in CapEx investments compared with US$53 million in 3Q'07.

    On a LTM basis, the Company recorded cash flow before CapEx and dividends of US$152 million compared with US$166 million in LTM 2007. The above mentioned decrease, partially offset by a US$45 million reduction in net interest expense, was mainly due to higher cash taxes paid, increased working capital needs and lower EBITDA. This cash flow coupled with available cash and increased debt was used to fund the US$230 million CapEx investments, which in part was used to increase capacity at Glass Containers to satisfy higher demand from our customers.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(2)
EBITDA	1,087	1,060	2.5	2,833	3,279	(13.6)	3,932	4,355	(9.7)
Net Interest Expense(3),(4)	(392)	(399)	(1.5)	(1,350)	(1,226)	10.1	(1,337)	(1,995)	(33.0)
Working Capital(5)	(106)	(2)	--	(853)	(278)	206.9	(544)	(181)	200.2
Cash Taxes (paid) recovered(6)	178	(132)	--	(197)	(341)	(42.2)	(404)	(293)	37.8
Cash Flow before Capex and Dividends	766	528	45.1	432	1,434	(69.9)	1,647	1,886	(12.6)

Capex	(407)	(594)	(31.5)	(1,681)	(1,928)	(12.8)	(2,448)	(2,367)	3.4
Dividends	(103)	(37)	183.2	(274)	(205)	33.3	(276)	(205)	34.4
Net Free Cash Flow	255	(103)	--	(1,522)	(699)	117.8	(1,077)	(686)	56.9

Nominal Dollars
EBITDA	105	94	11.4	270	290	(6.8)	371	384	(3.5)
Net Interest Expense(3),(4)	(39)	(36)	8.8	(130)	(109)	18.9	(129)	(173)	(25.7)
Working Capital(5)	(10)	(0)	--	(79)	(23)	245.7	(53)	(19)	182.5
Cash Taxes (paid) recovered(6)	18	(12)	--	(18)	(30)	(39.7)	(37)	(26)	44.3
Cash Flow before Capex and Dividends	74	47	58.0	43	128	(66.2)	152	166	(8.8)

Capex	(39)	(53)	(25.8)	(160)	(171)	(6.8)	(230)	(210)	9.5
Dividends	(10)	(3)	195.2	(26)	(19)	40.5	(27)	(19)	41.7
Net Free Cash Flow	25	(9)	--	(143)	(62)	129.3	(105)	(62)	67.8
(1) This statement is a Cash Flow statement and it does not represent a Statement of Cash Flow according with Mexican FRS
    (2)  Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting
Standards on page 2.
    (3) Includes derivative transactions, and other financial expenses and products. Includes interest rate swap transaction in which Vitro pays variable and fixed peso rates on a monthly basis and receives semi-annual payments of fixed dollar rate.
(4) 1Q'07 does not include additional interests and transaction fees associated with the debt refinancing completed at the beginning of year 2007.
(5) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(6) Includes PSW (Profit Sharing to Workers)

    Key Developments

    FINANCIAL POSITION

    Vitro takes the required measures to face the current financial situation

    On October 22, 2008, the Company announced to its different audiences that it maintained its normal operations and that it estimated to have the required resources to meet its obligations and continue fulfilling the requirements and expectations of its clients. The Company reiterated that to ensure continued compliance derived from the severe and unexpected volatility in the international financial markets, it maintained close communication with its creditors, financial institutions, clients and suppliers who have reiterated their willingness to find favorable alternatives according to the current financial conditions. In accordance with the aforementioned, the Company was not contemplating any other different alternative.

    Vitro's financial position under current volatile market conditions

    On October 10, 2008, the Company informed the investor community of the effect that volatility in the financial markets has had in its current hedging instruments. The fair market value (mark to market) of its position of financial derivative exposure as of October 9, 2008 was approximately negative US$227 million. Of that position, US$33 million were related to hedging instruments in US dollars and interest rates. The remainder was mostly related to natural gas and to a lesser extent Euros. However, stemming from the severe and unexpected volatility of the financial markets, the Company has maintained close communication with the counterparties, in order to ensure continued compliance. Vitro reiterated that it maintained its normal operations and will continue to monitor the markets taking the necessary actions to mitigate the effects of the current financial conditions.

    AWARDS

    Vitro is certified as to comply with European standards

    On August 6, 2008, the Company announced that representatives from the Spanish government undertook an audit on its automotive glass facilities to validate compliance with the ECE-R43 standards (Economic Commission of Europe - Regulation 43). The visit took place on July and the group consisted of representatives from the Ministry of Industry Commerce of Spain as well as representatives from the ECE-43, which are the standards from the European Community that dictate the specific safety characteristics to be followed by manufacturers of automobile products.

    RATINGS

    Vitro's rating placed on watch negative by Fitch

    On October 24, 2008, the Company's B Issuer Default Rating ("IDRs") and outstanding debt ratings were placed on Rating Watch Negative by Fitch Ratings ("Fitch").  The rating actions reflect increased pressure on Vitro's liquidity and financial flexibility following the Company's recent announcement of a US$227 million mark-to-market loss on its derivative instruments. A large portion of this non-cash loss is associated with the Company's natural gas hedge positions. Vitro has also had to post additional collateral to cover expected losses related to these contracts, which in turn limits its liquidity and financial flexibility. Vitro's leverage will likely increase as it unwinds its derivative contracts, with losses likely to be funded by its counterparties. Additionally, Vitro is working in several transactions that should replenish near term liquidity and allow the company to operate. Vitro's inability to satisfactorily negotiate and fund derivative losses and increase its liquidity would seriously affect the Company's ability to service near term obligations, despite having only minimal maturities.

    According to Fitch, the Rating Watch Negative also reflects the current volatility in the financial and credit markets, as well as a more challenging operating environment due to lower economic growth prospects in Mexico and other regions where Vitro has a presence. Operating weakness should be partially offset by the devaluation of the Mexican peso and derivative contract losses are expected to be partially offset by lower actual energy costs over the next year. In recent months, Vitro announced reductions in its discretional capital expenditures during 2008 in an effort to maintain liquidity. Vitro's management continues working on several initiatives in order to enhance the company's liquidity position.

    Vitro's rating placed on review for downgrade by Moody's

    On October 24, 2008, the Company's B2 senior unsecured debt and corporate family ratings were placed on review for downgrade by Moody's. The review reflects Moody's belief that Vitro's liquidity has tightened further over the past two weeks because of a drop in the mark-to-market value of its derivatives portfolio, particularly as it relates to natural gas hedges, caused by ongoing volatility in the financial markets and falling natural gas prices. Moody's review will focus on the extent to which margin calls may have affected Vitro's liquidity and the feasibility and effectiveness of the measures the Company is undertaking to meet near term cash requirements and to restore financial flexibility to levels appropriate for the rating category. The rating agency expects to conclude the review within the coming weeks.

    Vitro's rating placed on negative watch by Standard & Poor's

    On October 14, 2008, the Company's B foreign currency long-term corporate credit rating was placed on CreditWatch with negative implications by Standard & Poor's ("S&P"). The 'mxBBB-' national scale long-term corporate credit rating was also placed on CreditWatch with negative implications, meaning that S&P could either lower or affirm the ratings following completion of its review. The rating action reflects S&P's concerns about how the more challenging economy and market volatility will affect Vitro's key financial indicators and cash flow generation. S&P expects the economies of Mexico and the U.S. to weaken during the rest of 2008 and into 2009 and affect the construction, automotive, and consumer products (glass containers) industries. According to S&P, Vitro's high financial leverage, important debt maturities, limited cash position, and exposure to commodity price volatility (particularly for natural gas) further constrain its financial flexibility. Liquidity has also been affected by margin calls that have resulted from the negative mark to market on its derivatives position, mostly related to natural gas price fixes. The Company is taking a number of actions to strengthen its liquidity position to weather the current market volatility. S&P mentioned that it could resolve the CreditWatch placement once these actions are put in place.

    According to S&P, the ratings on Vitro are constrained by the company's highly leveraged financial risk profile, its exposure to commodity price volatility (particularly for natural gas), and the challenging operating environment its flat-glass business faces. The ratings also reflect the seasonality of the food and beverage industry and cyclicality of the construction and automotive industries. However, Vitro's leading position in glass containers and significant share of the Mexican flat-glass market support the ratings. The ratings also reflect Vitro's export activities and international operations, which contribute about 58 percent of total revenues.

    OTHER

    Inauguration of Telefonica's new City of Communications, the largest corporate project in Europe

    On October 8, 2008, the new corporate home of Telefonica, District C, was officially inaugurated. Telefonica's new City of Communications, with its 140,000 square meters of glazed surfaces in the facades, is now the largest urban development in terms of glass ever carried out in Spain and in Europe. For this project, Vitro Cristalglass specifically designed SUPERDUAL-T, a product that enables substantial energy savings due to its optimal solar factor. In addition, Vitro Cristalglass supplied MULTIPACT over extra-clear glass and SOLARLUX Supernatural 70/40.

    Vitro opens an Architectural Development Center

    On September 2, 2008, the Company announced the opening of the Architectural Design Center (CDA), located in Mexico City, with the purpose of providing comprehensive technical support and state of the art solutions to clients, engineers, designers and all designing professionals. One of the most notable aspects of the CDA is that it specializes in projects that require a high degree of design, feasibility skills and know-how. This characteristic places the CDA among the world's most advanced architectural design centers.

    Glass Containers

    (54 percent of LTM 2008 Consolidated Sales)

    Sales

    Sales for the quarter increased 19.0 percent YoY to US$404 million from US$339 million.

    The main drivers behind the 24.9 percent YoY increase in domestic sales were higher volumes in the beer segment coupled with an overall improved price mix, along with price increases to cover energy and raw material inflation.

    Export sales increased 8.4 percent due to higher volumes in the CFT (Cosmetics, Fragrances & Toiletries), food and wine & liquor segments coupled with an improved price mix in the soft drinks, food and wine & liquor markets.

    Sales from Glass Containers' foreign subsidiaries rose 16.6 percent YoY as a result of the increased demand in Central and South America.

    EBIT and EBITDA

    EBIT for the quarter increased 32.1 percent YoY to US$53 million from US$40 million in 3Q'07. EBITDA for the same period increased 21.6 percent to US$80 million from US$66 million.

    During this quarter, EBIT and EBITDA were benefited from higher volumes, better production efficiencies (optimized fixed costs absorption) and the continued cost reduction initiatives. These factors offset higher energy and raw materials costs as well as the costs associated with the transfer of Vimex's facilities to Vitro Cosmos ("Cosmos") in Toluca. The YoY comparison includes the negative effect of a series of temporary production interruptions at certain glass containers facilities in Mexico during the months of July and September last year.

    EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 78 percent of total EBITDA, increased 18 percent YoY due to the above mentioned factors.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(1)
Consolidated Net sales	4,167	3,776	10.4	11,838	10,966	8.0	15,511	14,542	6.7
Net Sales
Domestic Sales	2,402	2,167	10.8	6,704	6,312	6.2	8,763	8,326	5.2
Exports	1,122	1,053	6.5	3,309	3,048	8.6	4,288	4,007	7.0
Foreign Subsidiaries	644	556	15.9	1,838	1,606	14.4	2,472	2,208	12.0
EBIT	550	451	21.9	1,331	1,379	(3.5)	2,036	1,876	8.6
EBITDA	828	737	12.4	2,116	2,272	(6.9)	2,944	3,090	(4.7)

EBIT Margin	13.2%	11.9%	1.3 pp	11.2%	12.6%	-1.4 pp	13.1%	12.9%	0.2 pp
EBITDA Margin	19.9%	19.5%	0.4 pp	17.9%	20.7%	-2.8 pp	19.0%	21.3%	-2.3 pp

Nominal Dollars
Consolidated Net sales	404	339	19.0	1,132	980	15.5	1,469	1,296	13.4
Domestic Sales	240	193	24.9	656	560	17.2	845	738	14.6
Export Sales	104	96	8.4	306	275	11.4	396	359	10.2
Foreign Subsidiaries	59	51	16.6	169	145	16.5	227	198	14.7
EBIT	53	40	32.1	127	123	3.6	192	167	15.1
EBITDA	80	66	21.6	202	202	(0.1)	278	275	1.3

EBIT Margin	13.2%	11.9%	1.3 pp	11.2%	12.5%	-1.3 pp	13.1%	12.9%	0.2 pp
EBITDA Margin	19.8%	19.4%	0.4 pp	17.9%	20.6%	-2.7 pp	18.9%	21.2%	-2.3 pp

Glass Containers
Domestic (Millions of Units)	1,278	1,214	5.2	3,746	3,635	3.0	4,951	4,868	1.7
Exports (Millions of Units)	358	338	5.9	1,056	990	6.6	1,412	1,328	6.3
Total	1,635	1,552	5.4	4,801	4,625	3.8	6,363	6,196	2.7

Capacity utilization (furnaces)*	96%	90%	6 pp

Alcali (Thousands Tons sold)**	162	163	(0.4)	495	473	4.8	659	634	3.8

    (1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new
Mexican Financial Reporting Standards on page 2.
* Includes furnaces under repair ** Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

     Flat Glass

    (46 percent of LTM 2008 Consolidated Sales)

    Sales

    Flat Glass sales for the quarter decreased 1.4 percent YoY to US$314 million from US$318 million.

    Domestic sales decreased 11.3 percent YoY mainly as result of lower volumes in the automotive business line. This situation was partially offset by higher float glass volumes oriented to the construction market.

    Export sales increased 4.1 percent YoY due to higher float glass volumes sold to South and Central American markets.

    Automotive sales declined 4.4 percent YoY driven by lower sales in the OEM business line and due to lower export sales of Automotive Glass Replacement ("AGR") as we continue to focus on the more profitable domestic AGR market in which we grew 9 percent YoY.

    Sales from foreign subsidiaries increased 1.4 percent YoY to US$177 million from US$175 million. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 5 percent YoY due to a better price mix, the new production line for value-added laminated glass in "La Rozada" facility and a stronger Euro. Sales at Vitro Colombia decreased 10 percent compared with the same quarter last year mainly due to a weaker Colombian peso. Sales at Vitro America, the U.S. subsidiary, decreased by 2 percent due to the anticipated slowdown in the demand from the residential construction and were partially offset by increased sales to larger commercial projects (improved product mix).

    EBIT & EBITDA

    EBIT decreased 56.6 percent YoY to US$8 million from US$19 million while EBITDA decreased 26.7 percent YoY to US$22 million from US$31 million. During the same period, EBIT and EBITDA margins decreased 3.3 and 2.5 percentage points respectively.

    On a YoY comparison, higher energy and raw materials costs coupled with sluggish construction and automotive markets had a negative impact on the EBIT and EBITDA generation.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'08	3Q'07	Change	9M'08	9M'07	Change	2008	2007	Change

Pesos(1)
Consolidated Net sales	3,245	3,573	(9.2)	9,792	10,173	(3.7)	13,210	13,418	(1.6)
Net Sales
Domestic Sales	749	921	(18.7)	2,460	2,413	1.9	3,319	3,234	2.6
Exports	657	684	(3.9)	1,902	2,004	(5.1)	2,545	2,509	1.4
Foreign Subsidiaries	1,838	1,969	(6.6)	5,430	5,755	(5.6)	7,346	7,675	(4.3)
EBIT	85	217	(60.9)	275	564	(51.3)	493	689	(28.4)
EBITDA	232	348	(33.4)	698	989	(29.4)	1,029	1,300	(20.8)

EBIT Margin	2.6%	6.1%	-3.5 pp	2.8%	5.5%	-2.7 pp	3.7%	5.1%	-1.4 pp
EBITDA Margin	7.2%	9.8%	-2.6 pp	7.1%	9.7%	-2.6 pp	7.8%	9.7%	-1.9 pp

Nominal Dollars
Consolidated Net sales	314	318	(1.4)	935	898	4.1	1,247	1,179	5.8
Domestic Sales	73	83	(11.3)	237	216	9.6	317	289	9.5
Export Sales	63	61	4.1	181	178	1.8	240	222	8.0
Foreign Subsidiaries	177	175	1.4	516	504	2.5	690	667	3.4
EBIT	8	19	(56.6)	26	49	(46.0)	46	59	(21.7)
EBITDA	22	31	(26.7)	67	86	(22.7)	97	113	(14.1)

EBIT Margin	2.6%	5.9%	-3.3 pp	2.8%	5.4%	-2.6 pp	3.7%	5.1%	-1.4 pp
EBITDA Margin	7.1%	9.6%	-2.5 pp	7.1%	9.6%	-2.5 pp	7.8%	9.7%	-1.9 pp

Volumes
Flat Glass (Thousands of m2R)(2),(3)	33,769	34,624	(2.5)	101,273	98,918	2.4	135,144	128,599	5.1

Capacity utilization
Flat Glass furnaces(4)	110%	107%	3.1 pp
Flat Glass auto(5)	85%	81%	4.6 pp
(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(3) m2R = Reduced Squared Meters
(4) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.
(5) Capacity measured in units

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						Last Twelve Months
INCOME STATEMENT	Pesos(1)			Nominal Dollars			Constant Pesos			Nominal Dollars			Pesos(1)			Nominal Dollars
	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.
Consolidated Net Sales	7,482	7,436	0.6	724	665	8.9	21,866	21,402	2.2	2,089	1,901	9.9	29,055	28,354	2.5	2,748	2,510	9.5
Cost of Sales	5,401	5,396	0.1	523	483	8.3	16,067	15,425	4.2	1,535	1,371	12.0	20,829	20,391	2.1	1,971	1,805	9.2
Gross Income	2,081	2,039	2.1	201	182	10.5	5,799	5,977	(3.0)	554	531	4.4	8,226	7,963	3.3	777	704	10.3
SG&A Expenses	1,450	1,442	0.5	141	129	8.6	4,276	4,140	3.3	409	368	10.9	5,836	5,603	4.2	552	497	11.1
Operating Income	631	597	5.8	61	53	15.0	1,523	1,837	(17.1)	145	162	(10.3)	2,390	2,360	1.3	225	208	8.3

Other Expenses (Income), net	77	119	(35.5)	7	11	(31.2)	98	601	(83.8)	9	53	(82.3)	366	250	46.2	34	21	58.7

Interest Expense	(433)	(421)	2.9	(42)	(37)	12.2	(1,147)	(1,313)		(110)	(116)	(5.7)	(1,537)	(1,711)	(10.2)	(145)	(151)	(3.8)
Interest Income	17	41	(57.6)	2	4	(53.0)	41	165	(74.9)	4	15	(72.9)	52	204	(74.6)	5	18	(72.7)
Other Financial Expenses (net)	(1,743)	(67)	--	(167)	(6)	--	(2,265)	(464)	388.3	(217)	(41)	425.0	(2,310)	(537)	330.0	(222)	(48)	361.5
Exchange Loss	(650)	(137)	374.4	(59)	(12)	401.7	146	(91)	--	17	(7)	--	144	35	307.2	17	4	292.2
Gain from Monet. Position	-	154	--	-	14	--	(0)	296	--	(0)	26	--	175	434	(59.7)	16	38	(58.2)
Total Financing Result	(2,808)	(430)	553.4	(267)	(38)	609.3	(3,225)	(1,407)	129.1	(306)	(124)	147.1	(3,477)	(1,575)	120.8	(329)	(138)	137.9

Inc. (loss) bef. Tax	(2,254)	48	--	(213)	5	--	(1,799)	(172)	(946.8)	(170)	(14)	--	(1,453)	535	--	(138)	48	--
Income Tax	(635)	90	--	(60)	8	--	(557)	213	--	(52)	19	--	(726)	536	--	(68)	48	--
Net Inc. (loss) Cont. Opns.	(1,619)	(42)	--	(153)	(3)	--	(1,242)	(384)	(223.1)	(118)	(33)	(254.2)	(727)	(2)	45,731.8	(71)	0	--
Income (loss)of Discont. Oper.	-	-	--	-	-	--	-	-	--	-	-	--	-	-	--	-	-	--
Income on disposal of discontinued operations	-	-	--	-	-	--	-	-	--	-	-	--	-	(2)	--	-	(0)	--
Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--	-	-	--	-	-	--
Net Income (Loss)	(1,619)	(42)	--	(153)	(3)	--	(1,242)	(384)	(223.1)	(118)	(33)	(254.2)	(727)	(4)	18,721.1	(71)	0	--
Net Income (loss) of Maj. Int.	(1,578)	(81)	--	(150)	(7)	--	(1,240)	(489)	(153.8)	(118)	(42)	(179.7)	(764)	(93)	720.4	(74)	(7)	(925.8)
Net Income (loss) of Min. Int.	(40)	39	--	(4)	3	--	(2)	104	--	(0)	9	--	37	89	(58.7)	3	7	(52.9)

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, (Million)

	Pesos(1)			Nominal Dollars
BALANCE SHEET	2008	2007	% Var.	2008	2007	% Var.	FINANCIAL INDICATORS(2)	3Q'08	3Q'07
Cash & Cash Equivalents	777	1,501	(48.2)	72	135	(46.7)	Debt/EBITDA (LTM, times)	4.0	3.5
Trade Receivables	1,871	1,856	0.8	173	164	5.5	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.0	1.6
Inventories	4,128	3,817	8.2	382	344	11.3	Debt / (Debt + Equity) (times)	0.7	0.6
Other Current Assets	3,977	3,273	21.5	369	295	24.8	Debt/Equity (times)	2.0	1.8
Total Current Assets	10,753	10,446	2.9	996	938	6.2	Total Liab./Stockh. Equity (times)	3.2	2.5
							Curr. Assets/Curr. Liab. (times)	1.1	1.8
Prop., Plant & Equipment	18,485	17,206	7.4	1,713	1,551	10.5	Sales/Assets (times)	0.9	1.2
Deferred Assets	3,282	2,883	13.8	304	256	18.5	EPS (Ps$) *	(4.40)	(0.23)
Other Long-Term Assets	108	327	(66.9)	10	29	(65.8)	EPADR (US$) *	(1.25)	(0.06)
Total Assets	32,628	30,862	5.7	3,023	2,775	9.0
							* Based on the weighted average shares outstanding.
Short-Term & Curr. Debt	1,702	913	86.3	158	80	96.6	OTHER DATA
Trade Payables	2,276	2,042	11.4	211	183	15.4	# Shares Issued (thousands)	386,857	386,857
Other Current Liabilities	5,955	2,694	121.0	552	242	127.8
Total Curr. Liab.	9,933	5,650	75.8	920	505	82.2	# Average Shares Outstanding
Long-Term Debt	14,016	14,433	(2.9)	1,299	1,302	(0.2)	(thousands)	358,505	358,538
Other LT Liabilities	898	2,063	(56.5)	83	185	(55.1)
Total Liabilities	24,847	22,146	12.2	2,302	1,992	15.6	# Employees	23,414	24,400

Majority interest	6,319	6,797	(7.0)	585	613	(4.5)
Minority Interest	1,462	1,919	(23.8)	136	169	(19.8)
Total Shar. Equity	7,781	8,716	(10.7)	721	782	(7.8)

(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Financial ratios are calculated using figures in pesos

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						Last Twelve Months
	Pesos(1)			Nominal Dollars			Constant Pesos			Nominal Dollars			Pesos(1)			Nominal Dollars
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
GLASS CONTAINERS
Net Sales	4,180	3,783	10.5%	405	340	19.1%	11,865	10,997	7.9%	1,134	983	15.4%	15,544	14,593	6.5%	1,472	1,300	13.2%
Interd. Sales	13	8	66.3%	1	1	76.6%	27	30	-11.1%	3	3	-2.5%	34	51	-33.9%	3	5	-28.1%
Con. Net Sales	4,167	3,776	10.4%	404	339	19.0%	11,838	10,966	8.0%	1,132	980	15.5%	15,511	14,542	6.7%	1,469	1,296	13.4%
Expts.	1,122	1,053	6.5%	104	96	8.4%	3,309	3,048	8.6%	306	275	11.4%	4,288	4,007	7.0%	396	359	10.2%
EBIT	550	451	21.9%	53	40	32.1%	1,331	1,379	-3.5%	127	123	3.6%	2,036	1,876	8.6%	192	167	15.1%
Margin (2)	13.2%	11.9%		13.2%	11.9%		11.2%	12.6%		11.2%	12.5%		13.1%	12.9%		13.1%	12.9%
EBITDA	828	737	12.4%	80	66	21.6%	2,116	2,272	-6.9%	202	202	-0.1%	2,944	3,090	-4.7%	278	275	1.3%
Margin (2)	19.9%	19.5%		19.8%	19.4%		17.9%	20.7%		17.9%	20.6%		19.0%	21.3%		18.9%	21.2%

Glass containers volumes (MM Pieces)
Domestic				1,278	1,214	5.2%				3,746	3,635	3.0%				4,951	4,868	1.7%
Exports				358	338	5.9%				1,056	990	6.6%				1,412	1,328	6.3%
Total:Dom.+Exp.				1,635	1,552	5.4%				4,801	4,625	3.8%				6,363	6,196	2.7%

Soda Ash (Thousand Tons)				162	163	-0.4%				495	473	4.8%				659	634	3.8%

FLAT GLASS
Net Sales	3,256	3,575	-8.9%	315	318	-1.1%	9,829	10,182	-3.5%	938	899	4.4%	13,252	13,428	-1.3%	1,251	1,180	6.0%
Interd. Sales	11	2	520.5%	1	0	566.5%	37	9	312.9%	4	1	343.3%	42	10	326.6%	4	1	355.5%
Con. Net Sales	3,245	3,573	-9.2%	314	318	-1.4%	9,792	10,173	-3.7%	935	898	4.1%	13,210	13,418	-1.6%	1,247	1,179	5.8%
Expts.	657	684	-3.9%	63	61	4.1%	1,902	2,004	-5.1%	181	178	1.8%	2,545	2,509	1.4%	240	222	8.0%
EBIT	85	217	-60.9%	8	19	-56.6%	275	564	-51.3%	26	49	-46.0%	493	689	-28.4%	46	59	-21.7%
Margin (2)	2.6%	6.1%		2.6%	5.9%		2.8%	5.5%		2.8%	5.4%		3.7%	5.1%		3.7%	5.0%
EBITDA	232	348	-33.4%	22	31	-26.7%	698	989	-29.4%	67	86	-22.7%	1,029	1,300	-20.8%	97	113	-14.1%
Margin (2)	7.2%	9.8%		7.1%	9.6%		7.1%	9.7%		7.1%	9.6%		7.8%	9.7%		7.8%	9.6%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				33,769	34,624	-2.5%				101,273	98,918	2.4%				135,144	128,599	5.1%

CONSOLIDATED (4)
Net Sales	7,506	7,445	0.8%	726	666	9.1%	21,930	21,441	2.3%	2,095	1,905	10.0%	29,131	28,415	2.5%	2,755	2,515	9.5%
Interd. Sales	24	10	154.2%	2	1	170.0%	64	39	62.6%	6	4	75.8%	76	61	24.6%	7	5	34.3%
Con. Net Sales	7,482	7,436	0.6%	724	665	8.9%	21,866	21,402	2.2%	2,089	1,901	9.9%	29,055	28,354	2.5%	2,748	2,510	9.5%
Expts.	1,779	1,737	2.4%	167	157	6.7%	5,211	5,053	3.1%	487	453	7.7%	6,833	6,517	4.9%	636	582	9.3%
EBIT	631	597	5.8%	61	53	15.0%	1,523	1,837	-17.1%	145	162	-10.3%	2,390	2,360	1.3%	225	208	8.3%
Margin (2)	8.4%	8.0%		8.4%	7.9%		7.0%	8.6%		7.0%	8.5%		8.2%	8.3%		8.2%	8.3%
EBITDA	1,087	1,060	2.5%	105	94	11.4%	2,833	3,279	-13.6%	270	290	-6.8%	3,932	4,355	-9.7%	371	384	-3.5%
Margin (2)	14.5%	14.3%		14.5%	14.1%		13.0%	15.3%		12.9%	15.3%		13.5%	15.4%		13.5%	15.3%
(1)Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) m2R = Reduced Squared Meters
(4) Includes corporate companies and other's sales and EBIT.

    Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

    For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Albert Chico Smith Vitro, S. A. B. de C.V. +52 (81) 8863-1661 achico@vitro.com

    SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

    VITRO, S.A.B. DE C.V.

    By  /s/ Claudio L. Del Valle Cabello
    Name: Claudio L. Del Valle Cabello
    Title: Attorney in Fact

    Date: October 28, 2008